Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2004	2003
	(In Millions)
Earnings:
Loss before income taxes	$ (1,183)	$ (2,455)
Fixed charges, from below	469	525
Interest capitalized	(1)	(2)

Earnings	$ (715)	$ (1,932)
	=====	=====

Fixed charges:

Interest expense	$ 347	$ 420
Portion of rental expense representative
of the interest factor	122	105

Fixed charges	$ 469	$ 525
	=====	=====

Ratio of earnings to fixed charges	(a)	(a)
	=====	=====

________
(a) Earnings were inadequate to cover fixed charges by $1.2 billion in 2004 and $2.5 billion in 2003.